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SEC Mail Processing Section FEB 27 2017 Washington DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68634

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2016** (MM/DD/YY) AND ENDING **DECEMBER 31, 2016** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

MAA – MENTOR ALTERNATIVE ADVISORS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 West Putnam Ave
Suite 400
Greenwich, CT 06830

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven C. Bender **646.290.7248**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc.
(Name - *if individual, state last, first, middle name*)

9221 Corbin Ave, Suite 170	**Northridge,**	**CA**	**91324**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Mario Lotufo**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **MAA – Mentor Alternative Advisors LLC** as of **DECEMBER 31, 2016**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: **NONE.**

Signature

President
Title

Notary Public

CHANDRAMOHAN M YADAV
Notary Public
Connecticut
My Commission Expires Feb 28, 2018

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

Members
Mentor Alternative Advisors, LLC

We have audited the accompanying statement of financial condition of Mentor Alternative Advisors, LLC as of December 31, 2016, and the related statements of income, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of Mentor Alternative Advisors, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluation of the overall financial statement presentation. We believe that our audit provides a basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mentor Alternative Advisors, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

The information contained in Schedule I and II (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of Mentor Alternative Advisors, LLC's financial statements. The supplemental information is the responsibility of Mentor Alternative Advisors, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

New York, New York
February 21, 2017

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

MAA-MENTOR ALTERNATIVE ADVISORS LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2016

Assets		
Cash	$	3,760
Securities at Clearing Firm		26,533
Accounts Receivable		5,000
Prepaid expenses		4,240
Total assets	$	39,533
Liabilities and member equity		
Liabilities:		
Accounts payable and Accrued Expenses	$	6,305
Inter-Company Payable		218
Total liabilities		6,523
Member equity		33,010
Total liabilities and member equity	$	39,533

The accompanying notes are an integral part of these financial statements.

MAA-MENTOR ALTERNATIVE ADVISORS LLC

STATEMENT OF OPERATIONS

Year Ended December 31, 2016

Revenues:	
Retainer Fee	$ 50,000
Reimburseable Expenses	14,153
Fee based income	1,947
Mark to Market	(2,112)
Total Revenues	63,988
Expenses:	
Professional Fees	18,385
Occupancy and Equipment Rental	18,161
Other operating expenses	27,365
Total expenses	63,911
Net Income	$ 77

The accompanying notes are an integral part of these financial statements.

MAA-MENTOR ALTERNATIVE ADVISORS LLC

STATEMENT OF CHANGES IN MEMBER EQUITY

Year Ended December 31, 2016

Member equity - January 1, 2016	$	22,961
Member's Contributions		9,972
Net income		77
Member equity - December 31, 2016	$	33,010

The accompanying notes are an integral part of these financial statements.

MAA-MENTOR ALTERNATIVE ADVISORS LLC

STATEMENT OF CASH FLOWS

Year Ended December 31, 2016

Cash flows from operating activities		
Net income (loss)	$	77
Adjustments to reconcile net loss to		
Reclassification of intercompany payable to capital contributions		9,972
(Increase) decrease in assets:		
Prepaid Expenses		(362)
Account Receivable		(4,486)
Investments		2,113
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses		1,520
Payable to related party		218
Margin Loan Payable		(5,292)
Net cash provided by operating activities		3,760
Cash flows from investing activities		-
Cash flows from financing activities:		-
Net decrease in cash and cash equivalents		3,760
Cash and cash equivalents, beginning of year	$	-
Cash and cash equivalents, end of year	$	3,760
Supplemental disclosure of cash flow information		
Cash paid during the year for interest	$	-
Cash paid during the year for income taxes	$	-

Supplememtal disclosures of non-cashh transactions:

During the year ended December 31, 2016, the shareholder agreed to forego payment of certain monthly administrative expense. As a result, these costs are reflected as capital contribution. These amounts totalled $9,972

MAA - Mentor Alternative Advisors LLC
Notes to Financial Statements
December 31, 2016

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

MAA - Mentor Alternative Advisors LLC (the "Company") was organized in the State of Delaware on May 27, 2010. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is affiliated through common ownership with Mentor International, LLC ("Affiliate").

The Company is engaged in business as a securities broker-dealer, that provides several classes of services, including acting as finder for private investment funds.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company recognizes its advisory fees when earned, usually after completion of the assignment or upon invoicing of non-refundable retainers or fee payments, in accordance with written terms of its engagement agreements.

All investment in securities are recorded at fair value in accordance with FASB ASC 820, Fair Value Measurement, as described in Note 7. Net realized gains or losses from the sale of these securities are computed based on specific identification of historical cost. Net unrealized gains or losses arises from changes in the fair value of these securities during the period is included in income.

MAA - Mentor Alternative Advisors LLC
Notes to Financial Statements
December 31, 2016

Note 2: INCOME TAXES

The Company, with the consent of its Members, has elected to be a Delaware Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements.

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statue remain subject to examination. As of December 31, 2016, the IRS has not proposed any adjustment to the Company's tax position.

Note 3: RELATED PARTY TRANSACTIONS

The Company and Affiliate share personnel, administrative expenses, and office space. All costs incurred for such shared expenses are paid by the Affiliate and reimbursed by the Company in accordance with an administrative services agreement. For the year ended December 31, 2016, the Parent forgave a total of $9,972 in reimbursement due from the Company. This amount was recognized as a capital contribution.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Note 4: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 5: GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest rate or foreign exchange rate, security or commodity price, and index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees or indebtedness of others.

The Company has issued no guarantees at December 31, 2016 or during the year then ended.

Note 6: COMMITMENTS AND CONTINGENCIES

Commitments

In the normal course of business, the Company could be threatened with, or named as a defendant in, lawsuits, arbitrations, and administrative claims. Such matters that are reported to regulators such as the SEC or FINRA and investigated by such regulators, may, if pursued, result in formal arbitration claims being filed against the Company and/or disciplinary action being taken against the Company by regulators. Any such claims or disciplinary actions that are decided against the Company could harm the Company's business. The Company is also subject to periodic regulatory audits and inspections which could result in fines or other disciplinary actions. Unfavorable outcomes, in such matters, may result in a material impact to the Company's financial position, statement of income or cash flows. As of December 31, 2014, management is not aware of any commitments or contingencies that could have a material impact on the financial statements.

Note 7: FAIR VALUE MEASUREMENTS

Investments, at fair market value consist of securities traded on a national securities exchange which are stated at the last reported price on the day of valuation. The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures of investments in equity securities that are classified as available-for-sale on a recurring basis.

The Fair Value Measurements Topic of the FASB Accounting Standards Codification defines fair value, establishes a consistent framework for measuring fair value and expands disclosure requirements for fair value measurements. The disclosures required under this Topic have been included in this note.

Note 7: FAIR VALUE MEASUREMENTS (continued)

Fair Value Hierarchy

The Fair Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability.

The Company uses Level 1 inputs to measure the fair value of its investments in active market securities. The Company currently does not have any Level 2 or 3 financial instruments.

	Fair Value at December 31, 2016			
	Total	Level 1	Level 2	Level 3
ETF's	$26,533	$26,533	$	$
Total Securities	$26,533	$26,533	$0	$0

Note 8: RECENTLY ISSUED ACCOUNTING STANDARDS

For the year ending December 31, 2016, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 9: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3- 1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2016, the Company had net capital of $17,667 which was $12,667 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($6,522) to net capital was 0.36 to 1, which is less than the 15 to 1 maximum allowed.

MAA- MENTOR ALTERNATIVE ADVISORSLLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2016

Computation of net capital		
Members equity		$ 33,010
Less: Non-allowable assets		
Accounts receivable	$ 5,000	
Prepaid expenses	4,240	
Total non-allowable assets		9,240
Net capital before haircuts		23,770
Haircut on securities	3,980	
Undue Concentration	2,123	
Total haircuts and undue concentration		6,103
Net capital		17,667
Computation of basic net capital requirements		
Minimum net capital required (6 2/3% of aggregate indebtedness of $6,523)	435	
Minimum dollar net capital requirement	$ 5,000	
Minimum capital required (greater of above)		5,000
Excess net capital		$ 12,667
Excess net capital at 1000% (net capital less 10% of total aggregate indebtedness)		$ 17,015
Computation of aggregate indebtedness		
Total aggregate indebtedness in the statement of financial condition		$ 6,523
Percentage of aggregate indebtedness to net capital		37%
Ratio of aggregate indebtedness to net capital		0.37 to 1

There was no material difference between the net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2016.

MAA- MENTOR ALTERNATIVE ADVISORSLLC
Schedule II - Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to SEC Rule 15c3-3
As of December 31, 2016

The Company is exempt from the provision of Rule 15c3-3 under paragraph (k)(2)(i) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. Accordingly, there are no items to report under the requirements of this Rule.

Mentor Alternative Advisors, LLC
Report on Exemption Provisions
Report Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For The Year End December 31, 2016

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Mentor Alternative Advisors, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Mentor Alternative Advisors, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) Mentor Alternative Advisors, LLC stated that Mentor Alternative Advisors, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Mentor Alternative Advisors, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Mentor Alternative Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc.
Certified Public Accountants

New York, New York
February 21, 2017

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

Mentor Group
500 West Putnam Avenue, Suite 400
Greenwich, CT 06870

Assertions Regarding Exemption Provisions

We, as members of management of ***MAA-Mentor Alternative Advisors LLC*** ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending January 1, 2016 through December 31, 2016.

MAA-Mentor Alternative Advisors LLC

By:

Mario S. Lotufo
CEO
MAA-Mentor Alternative Advisors LLC

February 21, 2017